AMERICAN HEALTHCARE REIT, INC.
18191 Von Karman Avenue, Suite 300
Irvine, California 92612

July 2, 2024

Via EDGAR
Mr. Jeffrey Lewis
Ms. Shannon Menjivar
Division of Corporation Finance, Office of Real Estate & Construction
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: American Healthcare REIT, Inc.
Form 10-K for the fiscal year ended December 31, 2023
Form 8-K filed May 13, 2024
File No. 001-41951

Dear Mr. Lewis and Ms. Menjivar:
On behalf of American Healthcare REIT, Inc. (the “Company”), I submit this letter in response to the comments from the staff of the U.S. Securities and Exchange Commission (the “Staff”) set forth in the letter dated June 24, 2024, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed on March 22, 2024 and the Company's Current Report on Form 8-K filed on May 13, 2024. To facilitate review, we have reproduced your comments in bold.
Form 8-K filed May 13, 2024
Exhibit 99.1, page 9
1.We note your calculation of EBITDA contains adjustments for items other than interest, taxes, depreciation and amortization. Please revise in future filings to ensure that measures calculated differently from EBITDA are not characterized as EBITDA and have titles that are distinguished from “EBITDA”, such as “Adjusted EBITDA”. Reference is made to Question 103.01 of the Compliance & Disclosure Interpretations for Non-GAAP Financial Measures.
Company Response:
The Company acknowledges the Staff’s comment and will revise its disclosure in future filings to ensure that measures calculated differently from EBITDA are not characterized as EBITDA and have titles that are distinguished from “EBITDA,” such as “Adjusted EBITDA.”

2.Please tell us and disclose in future filings the reasons why management believes that the presentation of certain non-GAAP financial measures (e.g. Cash NOI, Pro-Rata Cash NOI, Same-Store NOI, EBITDA and Adjusted EBITDA) provides useful information to investors regarding the registrant's financial condition and results of operations. Refer to Item 10(e)(1)(i)(C) of Regulation S-K.
Company Response:
The Company acknowledges the Staff’s comment and hereby confirms that it will revise its disclosure in future filings to disclose why the Company’s management believes that the presentation of non-GAAP financial measures provides useful information to investors regarding the Company’s financial condition and results of operations. The proposed disclosure will be in a substantially similar format as the following:
EBITDA and Adjusted EBITDA
Management uses earnings before interest, taxes, depreciation and amortization (“EBITDA”) and Adjusted EBITDA to facilitate internal and external comparisons to our historical operating results and in making operating decisions. EBITDA and Adjusted EBITDA are widely used by investors, lenders, credit and equity analysts in the valuation, comparison, investment recommendations of companies. Additionally, EBITDA and Adjusted EBITDA are utilized by our Board of Directors to evaluate management. Neither EBITDA nor Adjusted EBITDA represents net income or cash flow provided from operating activities as determined in accordance with GAAP and should not be considered as alternative measures of profitability or liquidity. Finally, the EBITDA and Adjusted EBITDA may not be comparable to similarly entitled items reported by other REITs or other companies.
Net Operating Income, Cash NOI, Pro-Rata Cash NOI and Same-Store NOI
We believe that net operating income (“NOI”), Cash NOI, Pro-Rata Cash NOI and Same-Store NOI are appropriate supplemental performance measures to reflect the performance of our operating assets because NOI, Cash NOI, Pro-Rata Cash NOI and Same-Store NOI exclude certain items that are not associated with the operations of the properties. We believe that NOI, Cash NOI, Pro-Rata Cash NOI and Same-Store NOI are widely accepted measures of comparative operating performance in the real estate community. However, our use of the terms NOI, Cash NOI, Pro-Rata Cash NOI and Same-Store NOI may not be comparable to that of other real estate companies as they may have different methodologies for computing these amounts.
NOI, Cash NOI, Pro-Rata Cash NOI and Same-Store NOI are not equivalent to our net income (loss) as determined under GAAP and may not be a useful measure in measuring operational income or cash flows. Furthermore, NOI, Cash NOI, Pro-Rata Cash NOI and Same-Store NOI should not be considered as alternatives to net income (loss) as an indication of our operating performance or as an alternative to cash flows from operations as an indication of our liquidity. NOI, Cash NOI, Pro-Rata Cash NOI and Same-Store NOI should not be construed to be more relevant or accurate than the GAAP methodology in calculating net income (loss). NOI, Cash NOI, Pro-Rata Cash NOI and Same-Store NOI should be reviewed in conjunction with other measurements as an indication of our performance.
In connection with these responses, the Company acknowledges that the Company is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.
Should the Staff have any additional questions, please contact me at (949) 270-9204.

Sincerely,

/s/ Brian S. Peay
Brian S. Peay
Chief Financial Officer